SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2017

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR OCT TRAFFIC GROWS 8% TO 11.8M CUSTOMERS

LF RISES 1% TO 96% ON LOWER FARES

Ryanair, Europe's No.1 airline, today (2 Nov) released October traffic statistics as follows:

●     Traffic grew 8% to 11.8m customers.

●     Load factor rose 1% point to 96%

●     Rolling annual traffic to October grew 12% to 128.2m customers.

	Oct 16	Oct 17	Change
Customers	10.9M	11.8M	+8%
Load Factor	95%	96%	+1%

Ryanair's Kenny Jacobs said:

"Ryanair's October traffic grew by 8% to 11.8m customers, while our load factor jumped 1% to 96%, on the back of lower fares. These figures include the flight cancellations announced in September. Ryanair customers can look forward to even lower fares when they make advance bookings for winter or summer, so there's never been a better time to book a low fare flight on Ryanair."

ENDS

For further information
please contact:
	Robin Kiely	Piaras Kelly
	Ryanair DAC	Edelman Ireland
	Tel: +353-1-9451949	Tel: +353-1-6789333
	press@ryanair.com	ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 02 November, 2017

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary